UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16

Under the Securities Exchange Act of 1934

For the Month of December 2020

Commission file number 001-14184

B.O.S. Better Online Solutions Ltd.

(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 7535825, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

B.O.S. Better Online Solutions Ltd.

Item 1.01. Entry into a Material Definitive Agreement.

BOS Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC), announced on December 30, 2020,  that it entered into a definitive agreement with several institutional investors for the purchase and sale of 800,000 Ordinary Shares and 720,000 Warrants at a combined purchase price of $2.50 in a registered direct offering. The Warrants will have an exercise price of $2.75 per share, will be immediately exercisable and will expire in five years. The closing of the offering is expected to occur on or about January 4, 2020, subject to the satisfaction of customary closing conditions.

This Form 6-K, including the exhibits below, is hereby incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933, as amended, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached hereto is the following exhibit:

5.1	Opinion of Gornitzky & Co.
5.2	Opinion of Phillips Nizer LLP
10.1	Form of Securities Purchase Agreement.
10.2	Form of Warrant.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd.
(Registrant)

By:	/s/ Eyal Cohen
Eyal Cohen
Chief Executive Officer

Dated: January 4, 2021

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

5.1	Opinion of Gornitzky & Co.
5.2	Opinion of Phillips Nizer LLP
10.1	Form of Securities Purchase Agreement.
10.2	Form of Warrant.

3